AB* 3/10

SECURITIES A[illegible] 08029346
Was[illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 28733

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG SUNAMERICA CAPITAL SERVICES, INC.

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ACKLEEMA BACCHUS 201-324-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cw 3/29

OATH OR AFFIRMATION

I, DEBBIE POTASH-TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President
Title

ALICE L. MANNING
Notary Public, State of New Jersey
No. 2295569
Qualified in Hudson County
Commission Expires January 8, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG SUNAMERICA CAPITAL SERVICES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

AIG SUNAMERICA CAPITAL SERVICES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
AIG SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG SunAmerica Capital Services, Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2008

AIG SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 19,083,294
Distribution fees receivable	4,671,055
Deferred expenses, less accumulated amortization of $288,262,813	37,466,943
Goodwill	1,139,113
Income taxes currently receivable	5,143,514
Other assets	528,493
Total assets	$68,032,412

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 3,532,246
Payable to affiliated companies	1,544,385
Deferred income taxes	10,960,867
Other liabilities	112,703
Total liabilities	16,150,201
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	110,062,321
Accumulated deficit	(58,205,110)
Total shareholder's equity	51,882,211
Total liabilities and shareholder's equity	$ 68,032,412

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

AIG SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of AIG SunAmerica Asset Management Corp. (the "Parent"), which is a direct subsidiary of AIG SunAmerica Life Assurance Company, which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC"), which is a direct subsidiary of AIG Retirement Services, Inc. ("AIGRS"), which is a direct subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of mutual funds and variable annuities.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, the Company considers its investments in SunAmerica, Janus and Evergreen money market mutual funds to be cash equivalents.

Fair value of financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition (including cash equivalents, receivables and payables), approximates their carrying value, as such financial instruments are short term in nature.

Goodwill

Goodwill represents the excess paid over the fair value of distribution contracts purchased in 1991.

Goodwill with an indefinite useful life is tested for impairment annually or when an event occurs or circumstances change that may cause the asset to be impaired. There were no changes during the year in the aggregate amount of goodwill as a result of acquisitions, impairments or disposals.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount on the statement of financial condition.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years, subject to periodic reviews of the realizability through projected future cash flows.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Distribution fees receivable

Distribution fees consist of 12b-1 fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates and indemnifications

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2007. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

The Company has an agreement whereby certain sales and marketing expenses paid by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $19.2 million for 2007.

The Company invests in a money market fund managed by the Parent. These amounts totaled approximately $7.5 million at December 31, 2007 and have been included as cash and cash equivalents in the Statement of Financial Condition.

NOTE 3 - INCOME TAXES

The Company is a member of an affiliated group which joins in the filing of a consolidated federal tax return with American International Group, Inc. Estimated payments for taxes are generally made between the members of the consolidated group during the year. For federal income taxes, the Company is generally charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit. In other states where the company files a separate tax return, the company recognized its liability or benefit.

NOTE 3 - INCOME TAXES (CONT'D)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The deferred tax liability is primarily due to tax differences related to amortization of commission expenses, and the deferred tax asset is due to state net operating loss carryforwards.

The Company has concluded that it is more likely than not that the net deferred tax asset will not be fully realized. Accordingly, as of December 31, 2007, the Company has a valuation allowance of $6,636,000 related to its deferred state tax asset.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2007, the Company had net capital, as defined, of $16,927,492 which exceeded its requirement of $345,956 by $16,581,536. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was .31:1.

NOTE 5 - FUTURE APPLICATION OF ACCOUNTING STANDARDS

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. FAS 157 will be effective January 1, 2008. The Company does not believe adoption of FAS 157 will have a material impact on the financial statements.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 will be effective January 1, 2008. The Company does not believe adoption of FAS 159 will have a material impact on the financial statements.

END